EXHIBIT 5.1
               [KANE, RUSSELL, COLEMAN & LOGAN, P.C. LETTERHEAD]

                                  June 13, 1995



Intellicall, Inc.
2155 Chenault, Suite 410
Carrollton, Texas  75006-5023

Gentlemen:

     This letter is written in connection with the offering of up to 2,475,000 shares (the "Shares") of the Common Stock, par value $.01 per share, of the Company pursuant to the 1991 Intellicall, Inc. Stock Option Plan, as amended (the "Stock Option Plan") as set forth in the Registration Statement on Form S-8 (the "Registration Statement") to be filed by Intellicall, Inc., a Delaware corporation (the "Company"), under the Securities Act of 1933, as amended (the "Act"). We consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

     The Stock Option Plan provides for the grant to certain key employees of the Company and its subsidiaries of (i) nonqualified stock options ("Nonqualified Options"), (ii) incentive stock options ("Incentive Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and (iii) Director stock options ("Director Options"). As used herein, the term "Options" shall mean Nonqualified Options, Incentive Options and Director Options, and the term "Option Shares" shall mean the Shares issuable upon the exercise of Options.

     In connection with delivering this opinion, we have reviewed the Company's Certificate of Incorporation, as amended, and the Amended and Restated Bylaws and have examined the originals, or copies certified or otherwise identified, of corporate records of the Company, certificates of public officials and of representatives of the Company, statutes and other records, instruments and documents deemed necessary by us as a basis for the opinions hereinafter expressed.

     Based upon the foregoing and subject to the limitations and qualifications set forth herein, we are of the opinion that:

     1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware.



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Intellicall, Inc.
June 13, 1995
Page Two





     2. When the Organization and Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") shall have granted Options pursuant to the Stock Option Plan and shall have fixed the exercise price therefor, or the dates specified in Section 5(a) of the Stock Option Plan shall have elapsed, all requisite corporate action on the part of the Company with respect to the authorization of the issuance of the Option Shares subject to such Options will have been taken. Upon the issuance and delivery of such Option Shares upon the exercise of Options in accordance with the Stock Option Plan and for the consideration fixed by the Compensation Committee, such Option Shares will be validly issued, fully paid and nonassessable.

     The opinions set forth above are limited to the General Corporation Law of the State of Delaware, and no opinion is expressed herein as to matters governed by any other law.

     This opinion is rendered solely to the Company in connection with the foregoing matters. This opinion may not be relied upon by the Company for any other purpose or relied upon by or furnished to any other person without our prior written consent.

                                   Very truly yours,

                                   KANE, RUSSELL, COLEMAN & LOGAN, P.C.



                                   By:/s/ Patrick V. Stark
        6/13/95                       --------------------------------------
         Date                         Patrick V. Stark

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